Exhibit 10.4

Execution Copy

INERGY GROUP

OFFICER SEVERANCE PLAN

1. Purpose and Effective Date. Inergy GP, LLC (the “Company”), a Delaware limited liability company and the general partner of Inergy, LP (the “Partnership”), and Inergy Operations, LLC, a Delaware limited liability company have adopted this Officer Severance Plan, as it may be amended from time to time (the “Plan”) to provide for the potential payment of severance benefits to certain employees in connection with the GP Transaction (as defined below). The Plan was initially approved by the Board of Directors of the Company (the “Board”) on May 5, 2013 and shall be effective as of, and contingent upon, the occurrence of the Closing (as defined below). If the Closing does not occur, the Plan shall be null and void ab initio.

2. Definitions. For purposes of the Plan, the terms listed below will have the meanings specified herein:

(a) “Accrued Payments” means (i) any earned but unpaid Base Salary through the Date of Termination, which shall be paid within 30 business days of the Date of Termination (or earlier if required by law), (ii) any unpaid Performance Bonus earned in respect of the calendar year prior to the Date of Termination, which shall be paid at the time such bonus would have otherwise been payable had the Participant’s employment not terminated, (iii) any unreimbursed business expenses that are eligible for reimbursement in accordance with the applicable company policies through the Date of Termination, which shall be paid pursuant to such policies, and (iv) such fully vested and non-forfeitable employee benefits, if any, as to which a Participant may be entitled pursuant to the terms governing such benefits.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

(c) “Base Salary” means the amount a Participant is entitled to receive as base salary on an annualized basis.

(d) “Cash Severance Amount” means, subject to any reduction pursuant to Section 6, (i) with respect to a Tier I Employee, an amount in cash equal to three times the sum of (A) the Base Salary calculated as of the Date of Termination or, if greater, before any reduction not consented to by the Participant and (B) the Target Bonus or (ii) with respect to a Tier II Employee, an amount in cash equal to two times the sum of (A) the Base Salary calculated as of the Date of Termination or, if greater, before any reduction not consented to by the Participant and (B) the Target Bonus.

(e) “Cause” has the meaning set forth in a Participant’s Employment Agreement or, if such Participant is not party to an Employment Agreement, means (i) the Participant has failed to perform his or her duties as an employee or to observe and abide by any member of the Inergy Group’s policies and decisions, provided that the applicable member of the Inergy Group has given the Participant reasonable notice of such failure and the Participant is unsuccessful in correcting such failure or in preventing its reoccurrence; (ii) the Participant has refused to comply with specific directions of his or her supervisor or other superior, provided that such directions are consistent with the Participant’s position of employment; (iii) the Participant has engaged in negligence (through act or omission) or misconduct that is injurious to any member of the Inergy Group; (iv) the Participant has been convicted of, or has entered a plea of nolo contendere to, any crime involving the theft or willful destruction of money or other property, any crime involving moral turpitude or fraud, or any crime constituting a felony; (v) the Participant has engaged in acts or omissions against any member of the Inergy Group constituting dishonesty, breach of fiduciary obligation, intentional wrongdoing or misfeasance; or (vi) the Participant has engaged in the use of alcohol or drugs on the job, or has engaged in excessive, unexcused absenteeism from the performance of his or her duties as an employee of any member of the Inergy Group.

(f) “Closing” has the definition set forth in the Purchase Agreement.

(g) “Code” means the Internal Revenue Code of 1986, as amended, and applicable administrative guidance issued thereunder.

(h) “Constructive Termination Event” means the occurrence, without a Participant’s written consent of: (i) a material reduction in the Participant’s Base Salary or Target Bonus; (ii) the Employer requiring a relocation of the Participant’s principal place of employment more than 50 miles from the Participant’s principal place of employment as of the Closing; (iii) any material breach by the Company of any material provision of the Participant’s Employment Agreement (if applicable); or (iv) a material diminution in the Participant’s duties or responsibilities; provided, however, that the Participant gives written notice to the Company or the Employer of the existence of such a condition within 90 days of the initial existence of the condition, the Company or the Employer has at least 30 days from the date when such notice is provided to cure the condition (if such condition can be cured) without being required to make payments due to termination of employment, and the Participant actually terminates Participant’s employment due to the Constructive Termination Event within six months of the initial occurrence of any of the conditions above.

(i) “Continuation Benefit” means for the Continuation Period, continued participation, at no cost to the Participant, in the medical and dental insurance benefits plans in which the Participant and the Participant’s spouse and dependents participated immediately prior to the Date of Termination, if any, at least equal to the levels of benefits provided to similarly situated active employees of the Employer (or, if applicable, its successor) during the Continuation Period.

(j) “Continuation Period” means (i) with respect to a Tier I Employee, two years following such Participant’s Date of Termination or (ii) with respect to a Tier II Employee, twelve months following such Participant’s Date of Termination.

(k) “Date of Termination” means the date of receipt of the Notice of Termination or any later date specified therein, as the case may be; provided, however, that if a Participant’s employment is terminated by reason of death, the Date of Termination shall be the date of death of the Participant. For all purposes Section 5, a Participant’s Date of Termination shall be the date the Participant incurs a “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code.

(l) “Disability” has the meaning set forth in the long-term disability plan maintained by Employer from time to time.

(m) “Eligible Employee Schedule” means the schedule maintained by the Company in its files and provided to Crestwood Holdings LLC on May 4, 2013 that sets forth the individuals who are Tier I Employees and Tier II Employees and the Tier I Employees’ and Tier II Employees’ Target Bonus.

(n) “Employer” means the member of the Inergy Group by which a Participant is employed as of such Participant’s Date of Termination.

(o) “Employment Agreement” means any written employment agreement in effect between a Participant and a member of the Inergy Group as of the Participant’s Date of Termination.

(p) “GP Transaction” means the sale of all of the limited and general partner interests in Inergy Holdings, L.P. to Crestwood Holdings LLC pursuant to the terms of the Purchase Agreement.

(q) “Inergy Group” means the Partnership, NRGM and each of their respective Affiliates.

(r) “Notice of Termination” means a written notice communicated by the Company or the Participant, as applicable, that (i) indicates the specific reason for termination of the Participant’s employment, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination, and (iii) specifies the Date of Termination.

(s) “NRGM” means Inergy Midstream, L.P., a Delaware limited partnership.

(t) “NRGM GP” means NRGM GP LLC, a Delaware limited liability company and the general partner of NRGM.

(u) “Participant” means each Tier I Employee and Tier II Employee that has executed a Participation Letter.

(v) “Participation Letter” means a letter executed by a Tier I Employee or a Tier II Employee that evidences such Person’s participation in the Plan, and may include customary representations or acknowledgements.

(w) “Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

(x) “Protection Period” means a period of time commencing on the Closing and ending on the 18-month anniversary of the Closing.

(y) “Purchase Agreement” means that certain Purchase and Sale Agreement dated as of May 5, 2013, among Crestwood Holdings LLC, Crestwood Gas Services Holdings LLC, Inergy Holdings GP, LLC and NRGP Limited Partner, LLC, as it may be amended from time to time.

(z) “Release” means a release of claims in a form determined by the Company in its reasonable discretion, which such release shall release all claims against each member of the Inergy Group and their respective Affiliates and their respective officers, directors, employees, managers, members, partners, equityholders, predecessors, successors, agents, representatives, insurers and benefit plans (and the trustees and fiduciaries of such plans), but which shall exclude claims for indemnification, claims for coverage under officer and director policies and claims arising after the release is executed by the applicable Participant.

(aa) “Release Expiration Date” means the date that is 21 days after the date that the applicable Participant is provided the Release (which shall occur no later than seven days after the Date of Termination), or in the event that such termination of employment is “in connection with an exit incentive or other employment termination program” (as defined in the Age Discrimination in Employment Act of 1967, as amended), the date that is 45 days after such delivery date.

(bb) “Section 409A Exempt Amount” means two times the lesser of (i) a Participant’s annualized compensation based upon the annual rate of pay for services provided to the Employer for the calendar year preceding the calendar year of the Participant’s Date of Termination (adjusted for any increase during that year that was expected to continue indefinitely if the Participant had not separated from service) or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Participant’s Date of Termination occurs.

(cc) “Severance Conditions” means a Participant’s execution and delivery to the Company of the Release by the Release Expiration Date and such Release becoming effective and to the extent applicable, irrevocable prior to the 60th day following the Participant’s Date of Termination.

(dd) “Target Bonus” means (i) 100% of the annual bonus opportunity, if any, established under a Participant’s Employment Agreement or (ii) if a Participant’s Employment Agreement does not provide for an annual bonus opportunity or the Participant is not a party to an Employment Agreement, the amount set forth in the Eligible Employee Schedule with respect to such Participant.

(ee) “Tier I Employees” means those employees of the Inergy Group designated Tier I Employees in the Eligible Employee Schedule.

(ff) “Tier II Employees” means those employee of the Inergy Group designated Tier II Employees in the Eligible Employee Schedule.

3. Administration of the Plan.

(a) Authority of the Administrator. The Plan will be administered by the Board, or by a person or committee appointed by the Board to administer the Plan (the “Administrator”). Subject to the express provisions of the Plan and applicable law, the Administrator will have the authority, in its sole and absolute discretion, to: (i) adopt, amend, and rescind administrative and interpretive rules and regulations related to the Plan, (ii) delegate its duties under the Plan to such agents as it may appoint from time to time, and (iii) make all other determinations, perform all other acts and exercise all other powers and authority necessary or advisable for administering the Plan, including the delegation of those ministerial acts and responsibilities as the Administrator deems appropriate. The Administrator shall have complete discretion and authority with respect to the Plan and its application except to the extent that discretion is expressly limited by the Plan. The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in the Plan in any manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Administrator will be the sole and final judge of that necessity or desirability. The determinations of the Administrator on the matters referred to in this Section 3(a) will be final, conclusive and binding.

(b) Manner of Exercise of Authority. Any action of, or determination by, the Administrator will be final, conclusive and binding on all persons, including the Company, its owners, each Participant, or other persons claiming rights from or through a Participant. The express grant of any specific power to the Administrator, and the taking of any action by the Administrator, will not be construed as limiting any power or authority of the Administrator. The Administrator may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Administrator will determine, to perform such functions, including administrative functions, as the Administrator may determine. The Administrator may appoint agents to assist it in administering the Plan.

(c) Limitation of Liability. The Administrator will be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company, the Company’s legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. The Administrator and any officer or employee of the Company acting at the direction or on behalf of the Administrator will not be personally liable for any action or determination taken or made in good faith with respect to the Plan and will, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

4. Eligibility. The employees of the Company listed on the Eligible Employee Schedule as Tier I Employees or Tier II Employees are eligible to receive the benefits described in this Plan subject to the terms and conditions contained herein. A Tier I Employee or Tier II Employee’s participation in the Plan is expressly conditioned on the execution of a Participation Letter.

5. Plan Benefits.

(a) Termination without Cause; Constructive Termination. In the event that during the Protection Period a Participant’s employment is terminated by the Employer without Cause or due to the Participant’s death or Disability or by the Participant due to Constructive Termination, the Participant will be entitled to receive:

(i)	the Accrued Payments;

(ii)	the Cash Severance Amount; and

(iii)	the Continuation Benefit.

(b) Severance Conditions. A Participant’s right to receive the Cash Severance Amount and the Continuation Benefit payable pursuant to Section 5(a)(ii) and 5(a)(iii) is expressly conditioned upon the Participant having met the Severance Conditions. If the Severance Conditions have not been met prior to the 60th day following the Date of Termination, the Participant shall forfeit any right to the Cash Severance Amount and the Participant’s continued receipt of the Continuation Benefit shall cease as of such date.

(c) Timing of Payments. Subject to the Severance Conditions and Section 6, the Cash Severance Amount shall be paid in a single lump sum no later than the 65th day following the Participant’s Date of Termination.

(d) COBRA Rights. Nothing in this Plan shall operate to reduce, or be construed as reducing, a Participant’s group health plan continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), in any manner and, upon the end of the Continuation Period, the Participant, if otherwise eligible, shall be entitled to elect COBRA continuation coverage for the full period applicable as if the last date of the Continuation Period were the date of the Participant’s termination of employment.

6. Effect of Severance Rights under Employment Agreements. The Cash Severance Amount provided for under Section 5(a)(ii) shall be in lieu of any severance amounts due in connection with a termination of employment pursuant to a Participant’s Employment Agreement (other than amounts for base salary and any other wages earned but unpaid through the Date of Termination). Notwithstanding the foregoing, (a) in the event a Participant’s Employment Agreement provides for severance payments upon termination of employment in excess of the Cash Severance Amount (determined as of the Date of Termination) and the Participant satisfies the conditions set forth in his or her Employment Agreement to receive such severance pay, the Participant shall be entitled to receive only the severance amounts due pursuant to the Participant’s Employment Agreement and shall not be entitled to receive the Cash Severance Amount and (b) in the event a Participant’s Employment Agreement provides for payment of severance amounts in excess of the Section 409A Exempt Amount (determined as of the Date of Termination) or that otherwise constitute a payment pursuant to a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code), all severance amounts payable pursuant to the terms of the applicable Employment Agreement shall be paid in the amounts and, subject to Section 8(i), at the times set forth in the Employment Agreement, shall reduce the Cash Severance Amount payable pursuant to Section 5(a)(ii) and the remaining portion of the Cash Severance Amount, if any, will be payable pursuant to Section 5(c).

7. Claims for Benefits.

(a) Initial Claim. In the event that a Participant or his estate claims (a “claimant”) to be eligible for a payment under the Plan or claims any other rights under the Plan, such claimant must complete and submit such claim forms and supporting documentation as will be required by the Administrator, in its sole and absolute discretion. In connection with the determination of a claim, or in connection with review of a denied claim, the claimant may examine the Plan and any other pertinent documents generally available to Participants that are specifically related to the claim. A written notice of the disposition of any such claim will be furnished to the claimant within 90 days after the claim is filed with the Administrator. Such notice will refer, if appropriate, to pertinent provisions of the Plan, will set forth in writing the reasons for denial of the claim, if a claim is denied (including references to any pertinent provisions of the Plan), and, where appropriate, will describe any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary. If the claim is denied, in whole or in part, the claimant will also be notified of the Plan’s claim review procedure and the time limits applicable to such procedure.

(b) Request for Review. Within 90 days after receiving written notice of the Administrator’s disposition of the claim, the claimant may file with the Administrator a written request for review of his claim. In connection with the request for review, the claimant will be entitled to be represented by counsel and will be given, upon request and free of charge, reasonable access to all pertinent documents for the preparation of his claim. If the claimant does not file a written request for review within 90 days after receiving written notice of the Administrator’s disposition of the claim, the claimant will be deemed to have accepted the Administrator’s written disposition, unless the claimant was physically or mentally incapacitated so as to be unable to request review within the 90 day period.

(c) Decision on Review. After receipt by the Administrator of a written application for review of an initial claim determination, the Administrator will review the claim taking into account all comments, documents, records and other information submitted by the claimant regarding the claim without regard to whether such information was considered in the initial benefit determination. The Administrator will notify the claimant of its decision by delivery via certified or registered mail to the claimant’s last known address. A decision on review of the claim will be made by the Administrator within 45 days of receipt of the written request for review. If special circumstances require an extension of the 45 day period, the Administrator will so notify the claimant and a decision will be rendered within 90 days of receipt of the request for review. In any event, if a claim is not determined by the Administrator within ninety (90) days of receipt of written submission for review, it will be deemed to be denied. The decision of the Administrator will be provided to the claimant as soon as possible but no later than five days after the benefit determination is made. The decision will be in writing and will include the specific reasons for the decision presented in a manner calculated to be understood by the claimant and will contain references to all relevant Plan provisions on which the decision was based. Such decision will also advise the claimant that he may receive upon request, and free of charge, reasonable access to and copies of all documents, records and other information relevant to his claim and will inform the claimant of his right to file a civil action under Section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in the case of an adverse decision regarding his appeal. The decision of the Administrator will be final, conclusive and binding.

8. General Provisions.

(a) Taxes. The Company or one of its Affiliates, as applicable, is authorized to withhold from any payments made hereunder amounts of withholding and other taxes due or potentially payable in connection therewith, and to take such other action as the Company or one of its Affiliates, as applicable, may deem advisable to enable the Company or one of its Affiliates, as applicable, and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payments made under this Plan.

(b) Offset. The Company may set off against, and each Participant authorizes the Company to deduct from, any payments due to the Participant, or to his estate, heirs, legal representatives, or successors, any amounts which may be due and owing to the Company or an affiliate by the Participant, whether arising under this Plan or otherwise; provided that no such offset may be made with respect to amounts payable that are subject to the requirements of Section 409A of the Code unless the offset would not result in a violation of the requirements of Section 409A of the Code.

(c) Term of the Plan; Amendment and Termination. During the Protection Period, the Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is a Participant, without the prior written consent of a Participant. This Plan shall terminate on the 18-month anniversary of the Closing unless otherwise determined by the Board or its successor.

(d) Successors. The Plan shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns, heirs and personal representatives and estates, as the case may be. Neither the Plan nor any right or obligation hereunder of any party may be assigned or delegated without the prior written consent of the other party hereto; provided, however, that the Company may assign this Plan to any of its affiliates and a Participant may direct payment of any benefits that will accrue upon death. A Participant shall not have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any payments or other benefits provided under the Plan; and no benefits payable under the Plan shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law, except by will or pursuant to the laws of descent and distribution. The Plan shall not confer any rights or remedies upon any person or legal entity other than the parties hereto and their respective successors and permitted assigns.

(e) Unfunded Obligation. All benefits due a Participant under this Plan are unfunded and unsecured and are payable out of the general funds of the Company.

(f) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder will be construed as (i) giving a Participant the right to continue in the employ or service of the Company or an affiliate; (ii) interfering in any way with the right of the Company or any affiliate to terminate a Participant’s employment or service at any time; or (iii) giving a Participant any claim to be treated uniformly with other employees.

(g) Nonexclusivity of the Plan. The adoption of the Plan by the Company will not be construed as creating any limitations on the power of the Company to adopt such other incentive arrangements as it may deem desirable. Except as otherwise expressly provided herein, nothing contained in the Plan will be construed to prevent the Company from taking any action which is deemed by the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any payments made under the Plan. No employee, beneficiary or other person will have any claim against the Company as a result of any such action. Any action with respect to the Plan taken by the Administrator, the Company, or any designee of the foregoing shall be conclusive upon all Participants and beneficiaries entitled to benefits under the Plan.

(h) Severability. If any provision of the Plan is held to be illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Plan, but such provision will be fully severable and the Plan will be construed and enforced as if the illegal or invalid provision had never been included herein.

(i) Application of Section 409A of the Code. The amounts payable pursuant to Section 5 of this Plan are intended to comply with the short-term deferral exception and/or separation pay exception to Section 409A of the Code. To the extent that a Participant is a “specified employee” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) as of the Participant’s Date of Termination, no amount that constitutes a deferral of compensation which is payable on account of the Participant’s separation from service (including, for purposes of clarity, amounts payable under such Participant’s Employment Agreement) shall be paid to the Participant before the date (the “Delayed Payment Date”) which is first day of the seventh month after the Participant’s Date of Termination or, if earlier, the date of the Participant’s death following such Date of Termination. All such amounts that would, but for this Section 8(i), become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date. No interest will be paid by the Company with respect to any such delayed payments. For purposes of Section 409A of the Code, each payment or amount due under this Plan shall be considered a separate payment, and a Participant’s entitlement to a series of payments under this Plan is to be treated as an entitlement to a series of separate payments. All taxable reimbursements provided hereunder that are deferred compensation subject to the requirements of Section 409A of the Code shall be made not later than the calendar year following the calendar year in which the expense was incurred, except as otherwise provided in Treasury Regulation § 1.409-3(i)(1)(iv)(B). Any such taxable reimbursements or any taxable in-kind benefits provided in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year nor shall such amounts be subject to liquidation

(j) Governing Law. The Plan shall be governed and construed in accordance with ERISA, and where not pre-empted by ERISA, the laws of the State of Missouri, without regard to conflicts of laws principles thereof.

(k) Word Usage. Words used in the masculine shall apply to the feminine, where applicable, and wherever the context of the Plan dictates, the plural shall be read as the singular and the singular as the plural.

(l) Status/Named Fiduciary. The Plan is intended to qualify for the exemptions under Title I of ERISA provided for plans that are unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. The Administrator shall be the named fiduciary for purposes of the Plan.

(m) ERISA Rights. As a participant in the Plan, Participants are entitled to certain rights and protections under ERISA, which provides that all Plan participants shall be entitled to:

(i) Examine without charge, at the Administrator’s office and at other specified locations such as worksites, all Plan documents, and copies of all documents filed by the Plan with the U.S. Department of Labor, such as detailed annual reports.

(ii) Obtain copies of all Plan documents and other Plan information upon written request to the Administrator. The Administrator may make a reasonable charge for the copies.

(iii) To the extent applicable, receive a summary of the Plan’s annual financial report. The Administrator is required by law to furnish each participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes obligations upon the people who are responsible for the operation of employee benefit plans. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of Participants and beneficiaries. No one, including the Company, may fire a Participant or otherwise discriminate against the Participant in any way to prevent the Participant from obtaining benefits or exercising his or her rights under ERISA.

If a claim for a benefit under this Plan is denied in whole or in part, a Participant has the right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps a Participant can take to enforce the above rights. For instance, if a Participant requests materials from the Administrator and does not receive them within 30 days, the Participant may file suit in a federal court. In such a case, the court may require the Administrator to provide the materials and pay the Participant up to $110 a day until the Participant receives the materials, unless the materials were not sent because of reasons beyond the control of the Administrator. If a Participant’s claim for benefits is denied or ignored, in whole or in part, the Participant may file suit in a state or federal court. If a Participant is discriminated against for asserting his or her rights, the Participant may seek assistance from the U.S. Department of Labor, or file suit in a federal court. The court will decide who should pay court costs and legal fees. If the Participant is successful, the court may order the person sued by the Participant to pay the costs and fees. If the Participant loses, the court may order the Participant to pay the costs and fees (for example, if it finds that the Participant’s claim is frivolous).

If a Participant has any questions about this Plan, the Participant should contact the Administrator. If a Participant has any questions about this statement or about his or her rights under ERISA, or if a Participant needs assistance in obtaining documents from the Administrator, he or she should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington D.C. 20210. A Participant may also obtain certain publications about his or her rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

(n) Additional Information.

Plan Name:	Inergy Group Officer Severance Plan

Fiscal Year of Plan:	January 1 through December 31

Type of Plan:	Top Hat Welfare Plan

Plan No.:	301

Plan Sponsor:	Inergy Operations, LLC
Two Brush Creek Boulevard, Suite 200
Kansas City, Missouri 64112
Attention: General Counsel

Plan Administrator:	The Compensation Committee of the Board

Agent for Service of Legal Process:	The Administrator. Process may be served at the address specified above.

[Signature Page Follows]

INERGY GP, LLC

By:
Name:
Title:
Date

INERGY OPERATIONS, LLC

By:
Name:
Title:
Date